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                             July 6, 2022

       Howard J. Weisman
       Chief Executive Officer
       PaxMedica, Inc.
       303 South Broadway, Suite 125
       Tarrytown, NY 10591

                                                        Re: PaxMedica, Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed June 10, 2022
                                                            File No. 333-239676

       Dear Mr. Weisman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2022 letter.

       Amendment No. 8 to Registration Statement on Form S-1, filed June 10,
2022

       Use of Proceeds, page 49

   1. We note your response to prior comment 6 and your revised disclosure on page 49. We reissue our comment in
part. Please specifically disclose how far you expect the proceeds from the offering to
allow you to proceed in the development of PAX-101 for the
                                                        indications specified.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       55

   2. Please revise to include a discussion and analysis of your results of operations and liquidity for the
annual periods presented in a similar manner that you provided for your
 Howard J. Weisman
PaxMedica, Inc.
July 6, 2022
Page 2
         most recent interim periods. Refer to Instruction 1 to Item 303(b) of Regulation S-K for
         guidance.
3. Please expand your discussion and analysis of other income (expenses), net to discuss the material factors impacting the change in fair value of the SAFE investment and also the warrant liability. To the extent that more than one factor materially impacted the estimated fair value of each of these instruments, quantify the extent to which each factor impacted the estimated fair value.
Security Ownership of Certain Beneficial Owners and Management, page 100

4. Please revise your disclosure to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Blue Cane Partners,
         LLC. Please also include an address associated with Blue Cane Partners, LLC. For reference, please refer to Item 403 of Regulation S-K.
Note 2. Significant accounting policies
Loss Per Share, page F-11

5. We note your response to comment 11. Please expand your disclosures to state how you calculated the number of shares to be issued in connection with the SAFE investment as of
         December 31, 2021. Also address this comment for your interim financial statements. As part of your response, please provide us with the per share amount used to determine the number of shares associated with the SAFE investment and your basis for such share amount used, including the outstanding shares by type for each period presented.
Note 2. Significant accounting policies
Income/(Loss) Per Share, page F-31

6. We note that the SAFE investor has a right to participate in dividends. We also note that you allocated a portion of net income recognized for the March 31, 2022 quarter to unvested restricted stock units issued. Please tell us your consideration of the guidance in
FirstName LastNameHoward J. Weisman
        ASC 260-10-45-59A through 45-63 for the identification of participating securities and
Comapany     NamePaxMedica,
        the use of the two-classInc.
                                 method. Also, consider revising your
accounting policy to
        address this
July 6, 2022 Page 2  matter accordingly.
FirstName LastName
 Howard J. Weisman
FirstName
PaxMedica,LastNameHoward   J. Weisman
             Inc.
Comapany
July 6, 2022NamePaxMedica, Inc.
July 6,3 2022 Page 3
Page
FirstName LastName
       You may contact Tracey Houser at 202-551-3736 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Christine Westbrook at 202-551-5019 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      David S. Rosenthal, Esq.